FILE No. 82-2418
Rule 12g3-2 (b)

02 AUG 20 AM 11:25

WPN RESOURCES LTD[redacted]

CDNX Symbol: WPR[redacted]
Corporate Office: #1500 - 885[redacted]
Vancouver, British Columbi[redacted]
Tel : 1-604-669
Fax: 1-604-669

02049558

Date: August 20, 2002 **NEWS RELEASE**

Closing of Private Placement

The Company reported today that it had closed on a previously announced private placement of 2,500,000 units at a price of $.020 per unit. Each unit consists of one share and one non-transferable share purchase warrant to purchase one additional share at a price of $0.25 per share for a period of 18 months. The shares issued as part of the unit at closing are subject to a restriction on re-sale to December 1, 2002. The warrant issued as part of the unit expires January 30, 2004. Proceeds from the placement are to be expended on the Company's recently acquired Italian oil and gas concessions.

WPN RESOURCES LTD.

SUPPL

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, CEO

The Canadian Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:

Jason Leikman
1650 Cedar Crescent
Vancouver, B.C.
Canada V6J 2P9
Tel.: 604-734 1295
Fax: 604-734 1605
E-mail: info@deferoinc.com

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